Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders First Eagle Overseas Variable Funds:

We consent to the use of our report dated February 22, 2006, with respect to the statement of assets of liabilities, including the schedule of investments, of First Eagle Overseas Variable Fund of First Eagle Variable Funds, as of December 31, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period ended December 31, 2005, incorporated herein by reference and to the references to our firm under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

KPMG LLP
New York, New York
April 9, 2007